AGENDA OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETING OF
SEQUANS COMMUNICATIONS S.A (the “Company”)
OF FEBRUARY 19, 2026

Extraordinary Business

1.Reduction of the share capital by a nominal amount of €1,516,973 through the cancellation of 151,697,300 shares held by the Company.

1.Authorization granted to the Board of Directors to reduce the share capital by a maximum nominal amount of €7,239,462 through the cancellation of up to 723,946,200 shares held by the Company.

Ordinary Business

1.Powers for formalities.

TEXT OF THE RESOLUTIONS – EXTRAORDINARY SESSION

FIRST RESOLUTION

REDUCTION OF THE SHARE CAPITAL BY A NOMINAL AMOUNT OF €1,516,973 THROUGH THE CANCELLATION OF 151,697,300 SHARES HELD BY THE COMPANY

The General Meeting, having reviewed the report of the Board of Directors and the special report of the Statutory Auditors,

resolves, in accordance with Article L.225-204 of the French Commercial Code, to reduce the share capital by a nominal amount of €1,516,973 through the cancellation of 151,697,300 shares held by the Company;

resolves that the capital reduction shall take effect upon expiry of the creditors’ opposition period;

grants full powers to the Board of Directors, with the ability to delegate under legal conditions, to implement this resolution, including:
•in the event of opposition by creditors, taking any appropriate measures, providing any security or complying with any court decision ordering the provision of guarantees or repayment of debts;
•recording the completion of the capital reduction;
•allocating, where applicable, expenses to premiums or reserves;
•making the corresponding amendments to the Articles of Association;
•and, more generally, doing all that is necessary, taking all measures and completing all formalities required to implement the capital reduction decided by this resolution.

SECOND RESOLUTION

AUTHORIZATION GRANTED TO THE BOARD OF DIRECTORS TO REDUCE THE SHARE CAPITAL BY A MAXIMUM NOMINAL AMOUNT OF €7,239,462 THROUGH THE CANCELLATION OF UP TO 723,946,200 SHARES HELD BY THE COMPANY

The General Meeting, having reviewed the report of the Board of Directors and the special report of the Statutory Auditors,

resolves, in accordance with Article L.225-204 of the French Commercial Code, to grant full powers to the Board of Directors to decide, during a period of 18 months from the completion of the capital reduction referred to in the first resolution above, one or more reductions of the share capital by a maximum nominal amount of €7,239,462 through the cancellation of up to 723,946,200 shares held by the Company, representing approximately 50% of the Company’s share capital after the capital reduction that is the subject of the first resolution above;

recalls that, under Article L.225-210 of the French Commercial Code, the Company may not hold more than 10% of its own shares;

resolves that each capital reduction decided by the Board of Directors shall take effect upon expiry of the creditors’ opposition period;

grants full powers to the Board of Directors, with the ability to delegate under legal conditions, to implement this authorization, including:

•deciding the number of shares held by the Company to be cancelled;
•in the event of opposition by creditors, taking any appropriate measures, providing any security or complying with any court decision ordering the provision of guarantees or repayment of debts;
•recording the completion of the capital reduction;
•allocating, where applicable, expenses to premiums or reserves;
•making the corresponding amendments to the Articles of Association;
•and, more generally, doing all that is necessary, taking all measures and completing all formalities required to implement the capital reduction or reductions decided under this authorization.
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TEXT OF THE RESOLUTION – ORDINARY SESSION

THIRD RESOLUTION

POWERS FOR FORMALITIES

The General Meeting, ruling under the quorum and majority conditions required for ordinary general meetings, after having reviewed the report of the Board of Directors, grants full authority to the bearer of the original, an excerpt, or a copy of the minutes of this meeting to carry out all publicity, filing, and other formalities as necessary on behalf of the company:

Agence Parisienne de Formalités
2-4 Rue Barye
75017 Paris

to complete all formalities, filings, registrations, incorporations, amendments, and removals in the Trade and Companies Register, and more generally to do whatever is necessary, including electronically.

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